                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   -----------
                                    FORM 11-K
                                   -----------

(MARK ONE)

[X]      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
         ACT OF 1934
         FOR THE FISCAL YEAR ENDED JANUARY 31, 2002

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM ____________ TO ___________

COMMISSION FILE NUMBER 000-30176


                                   ----------

           MITCHELL ENERGY & DEVELOPMENT CORP. THRIFT AND SAVINGS PLAN

       (FULL TITLE OF THE PLAN AND ADDRESS OF THE PLAN, IF DIFFERENT FROM
                         THAT OF THE ISSUER NAMED BELOW)

                                   ----------


                            DEVON ENERGY CORPORATION
                                 20 N. BROADWAY
                          OKLAHOMA CITY, OKLAHOMA 73102

         (NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND
                 THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE)

           MITCHELL ENERGY & DEVELOPMENT CORP. THRIFT AND SAVINGS PLAN


             INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE



                                                                                             Page
                                                                                             ----
Financial Statements:

     Independent Auditors' Reports..........................................................    1

     Statements of Net Assets Available for Plan Benefits at January 31, 2002 and 2001......    3

     Statements of Changes in Net Assets Available for Plan Benefits
       for the Years Ended January 31, 2002 and 2001........................................    4

     Notes to Financial Statements..........................................................    5

Supplemental Schedule:*

     Schedule H, Line 4i - Schedule of Assets (Held at End of Year) at January 31, 2002.....    9

Exhibits:

     23 - Consent of KPMG LLP...............................................................   13
     23.1 - Consent of Arthur Andersen LLP..................................................   14

----------

* All other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable or the required information is shown in the financial statements or the notes thereto.

                          INDEPENDENT AUDITORS' REPORT



The Plan Administrator and Participants
Mitchell Energy & Development Corp. Thrift and Savings Plan:


We have audited the accompanying statement of net assets available for plan benefits of the Mitchell Energy & Development Corp. Thrift and Savings Plan (the
Plan) as of January 31, 2002, and the related statement of changes in net assets available for plan benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As described in Note 6, on March 1, 2002 the Plan was merged into the Devon Energy Corporation Incentive Savings Plan. The merger had no effect on the basis of accounting used to prepare the Plan's financial statements as of and for the year ended January 31, 2002.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of January 31, 2002, and the changes in its net assets available for plan benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of January 31, 2002, is presented for the purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.




                                                                  KPMG LLP

Oklahoma City, Oklahoma
July 12, 2002

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


(THIS REPORT IS A COPY OF A REPORT ISSUED BY ARTHUR ANDERSEN LLP ON JULY 25, 2001. REPRESENTATIVES OF ARTHUR ANDERSEN LLP ARE NOT AVAILABLE TO REISSUE THIS REPORT FOR THIS FORM 11-K.)

To the Administrative Committee of the Mitchell
  Energy & Development Corp. Thrift and Savings Plan:


We have audited the accompanying statements of net assets available for plan benefits of the Mitchell Energy & Development Corp. Thrift and Savings Plan at January 31, 2001 and 2000, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements and the supplemental schedule referred to below are the responsibility of the Administrative Committee. Our responsibility is to express an opinion on these financial statements and the supplemental schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Mitchell Energy & Development Corp. Thrift and Savings Plan at January 31, 2001 and 2000, and the changes in net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) at January 31, 2001 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.


                                                             ARTHUR ANDERSEN LLP

Houston, Texas
July 25, 2001

           MITCHELL ENERGY & DEVELOPMENT CORP. THRIFT AND SAVINGS PLAN

              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                          AT JANUARY 31, 2002 AND 2001



                                                          2002           2001
                                                      ------------   ------------
ASSETS
Investments, at fair value:
   Mutual funds                                       $ 58,005,519   $ 64,809,493

   Common collective trusts                             97,160,465     61,596,923

   Devon Energy Corporation common stock                 8,054,044           --
   Mitchell Energy & Development Corp. common stock           --       43,359,299

   Participants' loans                                   4,616,316      5,173,934
                                                      ------------   ------------

         Total Investments                             167,836,344    174,939,649

Receivables:
   Accrued interest and dividends                            6,478          1,709
   Other receivables                                        76,543        267,375
                                                      ------------   ------------
NET ASSETS AVAILABLE FOR PLAN BENEFITS                $167,919,365   $175,208,733
                                                      ============   ============


See accompanying notes to financial statements.

           MITCHELL ENERGY & DEVELOPMENT CORP. THRIFT AND SAVINGS PLAN

         STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                  FOR THE YEARS ENDED JANUARY 31, 2002 AND 2001


                                                                  2002              2001
                                                             --------------    --------------
Earnings on investments:
   Mutual fund dividend distributions                        $    1,697,231    $    5,641,291
   Interest income from investments                               4,149,846         3,307,090
   Cash dividends on common stock                                   353,022           830,636
   Interest income from participant loans                           498,635           512,226
   Net appreciation (depreciation) of investments:
      Mutual funds                                              (10,995,271)       (5,263,147)
      Common collective trusts                                     (990,249)         (105,160)
      Company's common stock                                      4,752,027        30,847,710

Contributions
   Employee (including rollovers of $63,258 and $222,566)         3,734,221         3,614,089
   Employer                                                       2,499,611         2,369,899

Distributions to withdrawing members                            (12,992,706)      (15,477,321)

Participant services charges and other                                4,265            (9,873)
                                                             --------------    --------------
Increase (decrease) in net assets                                (7,289,368)       26,267,440
NET ASSETS AVAILABLE FOR PLAN BENEFITS, BEGINNING OF YEAR       175,208,733       148,941,293
                                                             --------------    --------------
NET ASSETS AVAILABLE FOR PLAN BENEFITS, END OF YEAR          $  167,919,365    $  175,208,733
                                                             ==============    ==============

See accompanying notes to financial statements.

           MITCHELL ENERGY & DEVELOPMENT CORP. THRIFT AND SAVINGS PLAN

                          Notes To Financial Statements

                            January 31, 2002 and 2001

(1) MERGER OF MITCHELL ENERGY & DEVELOPMENT CORP. AND DEVON ENERGY CORPORATION

On January 24, 2002, Mitchell Energy & Development Corp. (MEDC) and Devon Energy Corporation (Devon) closed their merger of the two companies. As a result, MEDC shareholders, including the Mitchell Energy & Development Corp. Thrift and Savings Plan (the Plan), received .585 shares of Devon common stock and $31 cash for each share of MEDC common stock owned. The Plan name has remained intact; however, all active participants of the Plan are now employed by Devon.

(2) SUMMARY OF THE PLAN AND SIGNIFICANT ACCOUNTING POLICIES

GENERAL

The Plan is a defined contribution plan covering only former employees of MEDC and is subject to the Employee Retirement Income Security Act of 1974, as amended (ERISA). Full-time employees are eligible to become participants of the Plan on the first of the month following their completion of a one-month eligibility period. Other employees are eligible to become participants after completing one year of participation service as defined in the Plan's provisions. Participants should refer to the Plan document for a complete description of the Plan's provisions.

AMENDMENT TO THE PLAN

The Plan was restated effective February 1, 2000, to incorporate all prior Plan amendments. On May 1, 2001, the Plan was amended to remove a benefit disbursement option that provided for periodic payments.

ADMINISTRATION

The Plan Administrator (MEDC prior to January 24, 2002, and Devon subsequent to that date) has broad responsibilities regarding the supervision and administration of the Plan. The Plan Administrator receives no compensation from the Plan for its services. Except for fees for loan processing and investment advice services charged to participants, administrative expenses have been paid by the Plan Administrator. Should the Plan Administrator choose not to pay such expenses in the future, however, they would be paid by the Plan and charged to the participants' accounts.

TRUSTEE

Plan investments are held by Merrill Lynch Trust Company of Somerset, New Jersey (Trustee), as trustee of the Plan. The Trustee receives contributions and makes payments to participants in accordance with the terms of the Plan.

BASIS OF ACCOUNTING

The records of the Plan are maintained on the accrual basis of accounting in conformity with accounting principles and practices as permitted by the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA and accounting principles generally accepted in the United States of America.

           MITCHELL ENERGY & DEVELOPMENT CORP. THRIFT AND SAVINGS PLAN

                          Notes To Financial Statements

                            January 31, 2002 and 2001


INVESTMENT VALUATION

For financial statement purposes, mutual funds and Devon Common Stock are carried at fair values which are determined based upon published market quotations. The Merrill Lynch Retirement Preservation Trust (MLRPT) is valued at $1 per unit. MLRPT invests in guaranteed investment contracts which are valued at contract value which approximates fair value. The effective yield of MLPRT for the years ended January 31, 2002 and 2001, was 6.4% and 6.7%, respectively. The Merrill Lynch Equity Index Trust I Fund is valued at quoted market prices of its underlying investments and participant loans are valued at their principal amounts which approximate fair value.

INVESTMENT INCOME AND RECOGNITION

Purchases and sales are recorded on the trade date. Realized gains (losses) on sales of investments and unrealized appreciation (depreciation) of investments are reported as net appreciation (depreciation) of investments in the statements of changes in net assets available for plan benefits. The average cost method is used to determine the cost of securities sold. Interest income is recorded on an accrual basis, and dividends are recorded on the ex-dividend date.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from those estimates.

RISKS AND UNCERTAINTIES

The Plan provides for various investments in common collective trusts, mutual funds and common stocks. Investment securities, in general, are exposed to various risks, including interest rate, credit and overall market volatility risks. Because of the risks associated with investment securities, it is reasonably possible that changes in their values will occur in the near term.

CONTRIBUTIONS AND INVESTMENT OPTIONS

Participants may elect, with certain limitations, to contribute from 1% to 19% of their base salary to the Plan on a pretax basis. Amounts so deferred, as limited by applicable Federal income tax regulations, are not included in a participant's adjusted gross income for Federal income tax purposes in the year the income is deferred and contributed to the Plan. Participants may also make after-tax contributions to the Plan which do not receive the favorable tax treatment. The total of a participant's pretax and after-tax contributions may not exceed 19% of base salary.

The Plan Administrator makes contributions to the Plan of an amount equal to 100% of a member's contributions, up to 6% of base salary. Each participant's account is credited with his or her contributions and the applicable matching contributions and an allocation of the Plan's earnings. Allocations of earnings are based on the proportion that each participant's account balance bears to the total of all participant account balances for each investment.

Participants may direct the Trustee to invest their contributions in one or more of the investment options offered by the Plan. The investment options include Devon (MEDC prior to January 24, 2002) common stock, fifteen mutual funds and two common collective trusts trusteed by Merrill Lynch Trust Company. In addition, there are three goal manager options that invest in certain of the available investment options.

           MITCHELL ENERGY & DEVELOPMENT CORP. THRIFT AND SAVINGS PLAN

                          Notes To Financial Statements

                            January 31, 2002 and 2001


VESTING

Participants are fully vested in their contributions, and the earnings or loss generated therefrom, at all times. A participant becomes vested in the Plan Administrator's matching contributions upon completing five years of vesting service. A year of vesting service is defined as the performance of 1,000 hours of service in a Plan year.

FORFEITURES

When a participant who has not yet vested terminates employment, the value of his/her share of Plan Administrator contributions is forfeited and used to reduce Devon's future contributions. During the Plan years ended January 31, 2002 and 2001, forfeitures of $186,014 and $131,358 including interest occurred, and forfeitures of $177,387 and $159,866 were used to reduce the Plan Administrator's contributions. At January 31, 2002 and 2001, an additional $9,668 and $1,041, respectively, was available to reduce the Plan Administrator's future contributions.

DISTRIBUTIONS, WITHDRAWALS AND LOANS

A withdrawing participant is entitled to receive the value of his/her contributions and, upon retirement, death, permanent disability or termination after having completed five years of vesting service, is also entitled to receive 100% of the value of applicable matching contributions.

Distributions of participant account balances invested in the Common Stock Fund are made in kind with fractional shares paid in cash. Participants may request that distributions from the Common Stock Fund be in cash, subject to certain established procedures. Distributions from all other investment funds are paid in cash.

Withdrawals of participants' pretax contributions are limited by Section 1.401(k)-1 of the Internal Revenue Code to instances of a member's death, retirement, disability, separation from service, attainment of age 59-1/2 or conditions of severe hardship. One withdrawal may be made during a twelve-month period. Fund balances arising from a participant's rollover of balances from other plans may be withdrawn at any time.

Participants are eligible to borrow up to the lesser of 50% of the vested value of their total Plan investments or $50,000. Such loans are evidenced by promissory notes, which are secured by the participant's account and bear interest at a quoted prime rate plus two percent. Account balances pledged to secure loans may not be withdrawn from the Plan.

TERMINATION

The Plan may be terminated, amended or modified by the Board of Directors of Devon, subject to the provisions of ERISA. If the Plan is terminated, and after all expenses are paid, any unallocated contributions, forfeitures, income and expenses would be allocated among the participants' accounts. All participants would then be fully vested and would be entitled to receive all of their then-existing account balances.

(3) FEDERAL INCOME TAX STATUS

Since the Plan is designed to operate as a non-tax-paying entity, income taxes have not been provided in its financial statements. The Plan obtained its latest determination letter on February 7, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (the Code). Therefore, the Plan Administrator believes that the Plan was qualified and the related trust was tax-exempt as of January 31, 2002 and 2001.

           MITCHELL ENERGY & DEVELOPMENT CORP. THRIFT AND SAVINGS PLAN

                          Notes To Financial Statements

                            January 31, 2002 and 2001


(4) FORM 5500 REPORTING

Although distributions to participants must be reported on a cash basis in the Plan's financial statements, the instructions for Form 5500 require that such transactions be reported when approved for payment. At January 31, 2002 and 2001, $2,085 and $138,450 of approved distributions remained unpaid, respectively. A reconciliation follows of resultant differences between amounts included in the accompanying financial statements and amounts reported in the Plan's Form 5500 for the year ended January 31:

                                                    Net Assets Available                 Distributions to
                                                      For Plan Benefits                 Withdrawing Member
                                             --------------------------------    --------------------------------
                                                  2002              2001              2002              2001
                                             --------------    --------------    --------------    --------------
Amounts per financial statements             $  167,919,365    $  175,208,733    $   12,992,706    $   15,477,321
Balance of/change in accrued distributions           (2,085)         (138,450)         (136,365)           51,309
                                             --------------    --------------    --------------    --------------
Form 5500 amounts                            $  167,917,280    $  175,070,283    $   12,856,341    $   15,528,630
                                             ==============    ==============    ==============    ==============


(5)   PLAN INVESTMENT ASSETS

The following table presents the fair values of investments that exceeded 5% of the Plan's assets available for plan benefits at January 31, 2002 and 2001.

                                                    January 31, 2002   January 31, 2001
                                                    ----------------   ----------------
Company Stock Fund (a)(b)                                8,054,044        43,359,299
Merrill Lynch Retirement Preservation Trust Fund        91,660,792        56,017,847
Davis New York Venture Fund                              8,728,792         9,504,112

----------
(a) Devon common stock at January 31, 2002. MEDC common stock at January 31,
    2001.

(b) Represents an investment that exceeded 5% of the Plan's net assets available for Plan benefits at January 31, 2001, but was less than 5% of the Plan's net assets available for Plan benefits at January 31, 2002.

(6)   SUBSEQUENT EVENT

On March 1, 2002, the Plan was merged into the Devon Energy Corporation Incentive Savings Plan (the Devon Plan). Participants' accounts were transferred to the Devon Plan and participants became eligible to participate under the agreement and amendments of the Devon Plan. Under the provisions of the Devon Plan, participants may elect to contribute from 1% to 15% of their annual base pay, subject to limitations under the Internal Revenue Code. Devon may match participants' contributions in amounts determined annually by the Board of Directors. Currently, Devon is contributing amounts equal to 100% of each participant's contribution, with such matching contribution being limited to the lesser of 6% of the participant's contribution or $11,000 for participants under age 50 and $12,000 for participants over age 50.

           MITCHELL ENERGY & DEVELOPMENT CORP. THRIFT AND SAVINGS PLAN

          SCHEDULE H, LINE 4i -SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                               AT JANUARY 31, 2002

                                                                                 Current         Shares/
               Identity of Issue/Description                                      Value           Units
               -----------------------------                                 ---------------    ----------
Mutual Funds
   AIM Value Fund                                                            $     6,432,268       614,940
   Alger MidCap Growth Retirement Portfolio                                        5,139,809       358,175
   Alliance Premier Growth Fund, Inc.                                              1,461,785        75,897
   Davis New York Venture Fund, Inc.                                               8,728,792       355,552
   Franklin Income Fund                                                            1,305,200       598,716
   John Hancock Small Cap Growth Fund                                              3,999,821       427,331
   Massachusetts Investors Growth Stock Fund                                       3,166,105       254,920
   Merrill Lynch Basic Value Fund, Inc.*                                           7,289,737       253,644
   Merrill Lynch Capital Fund, Inc.*                                               5,893,592       222,148
   Merrill Lynch Global Allocation Fund, Inc.*                                     2,284,939       178,930
   Oppenheimer Main Street Growth and Income Fund                                  5,723,696       177,920
   Pilgrim Worldwide Growth Fund                                                   2,077,948       130,771
   PIMCO Long-term U.S. Government Fund                                              932,309        89,818
   PIMCO Total Return Fund                                                         1,237,687       117,316
   Templeton Foreign Fund                                                          2,331,831       328,232
                                                                             ---------------
                                                                                  58,005,519
                                                                             ---------------
Common Collective Trusts
   Merrill Lynch Equity Index Trust I Fund*                                        5,499,673        69,257
   Merrill Lynch Retirement Preservation Trust*                                   91,660,792    91,660,792
                                                                             ---------------
                                                                                  97,160,465
                                                                             ---------------
Devon Energy Corporation Common Stock*                                             8,054,044       216,390
                                                                             ---------------
Participants' loans, at interest rates ranging from 6.75% to 11.5%*                4,616,316
                                                                             ---------------
                                                                             $   167,836,344
                                                                             ===============

----------
* Party-in-interest to the Plan.

See accompanying independent auditors' report.

The following exhibits have been filed as part of this Form 11-K, and are incorporated herein by reference.

Exhibit No.            Description

23                     Consent of KPMG LLP

23.1                   Consent of Arthur Andersen LLP LLP

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, persons who administer the Plan have duly caused this annual report to be signed by the undersigned thereunto duly authorized.


MITCHELL ENERGY & DEVELOPMENT CORP. THRIFT AND SAVINGS PLAN

By:  /s/ DANNY J. HEATLY
     --------------------------------------
         Danny J. Heatly
         Vice President - Accounting



July 29, 2002

                                  EXHIBIT INDEX


     Exhibit No.                    Description                        Method of Filing
     -----------                    -----------                        ----------------
     23                    Consent of KPMG LLP                         Filed herewith electronically

     23.1                  Consent of Arthur Andersen LLP              Filed herewith electronically